UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of March 2003

CAMTEK LTD.
(Translation of Registrant's Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes [ ]	No [ X ]

        Attached hereto as Exhibit 99.1 and incorporated by reference herein is a press release of the registrant, dated March 19, 2003, announcing the Introduction of the Dragon, a new, fast AOI system with fully-automated material handling.

        Attached hereto as Exhibit 99.2 and incorporated by reference herein is a press release of the registrant, dated March 21, 2003, announcing the financial results of operation for the forth quarter and year ended December 31, 2002.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ MOSHE AMIT —————————————— Moshe Amit, Executive Vice President and Chief Financial Officer

Dated: March 23, 2003

EXHIBIT INDEX

99.1      Press release, dated March 19, 2003

99.2      Press release, dated March 21, 2003

Exhibit 99.1

FOR IMMEDIATE RELEASE

March 19, 2003

CAMTEK CONTACT:
Moshe Amit
+972-4-604-8308
+972-4-604 8300(fax)
mosheamit@camtek.co.il

CAMTEK INTRODUCES THE DRAGON, A NEW, FAST AOI SYSTEM WITH
FULLY-AUTOMATED MATERIAL HANDLING

MIGDAL HAEMEK, Israel – March 19, 2003 – Camtek Ltd. (NASDAQ: CAMT) today announced the introduction of its new Automated Optical Inspection (AOI) system – The Dragon. The Dragon, which was demonstrated at the CPCA show in Shanghai last week, offers fast scanning and fine-line capabilities with fully or semi automated material handling.
“We designed the Dragon for the mass production PCB industry,” said Rafi Amit, Camtek’s CEO. “The transition we observe toward advanced technologies, even in low wage areas, mean that manufacturers will not be able to rely for long on inexpensive labor as the basis for their competitiveness. When the effective throughput of manually operated systems becomes limited by the operator’s ability to keep up with the machine, the time has come for automated material handling. Camtek believes that high effective throughput, combined with detection ability that goes all the way to fine-line, is required to assure high productivity, low operation costs and long service life, even for plants that still manufacture in medium line width technologies.”

ABOUT CAMTEK’S DRAGON

The Dragon is a fully-automated AOI system that delivers fast scanning speeds – typically 9 seconds per side for a 5-mil, 18x24” panel, and fine line capability to 1-mil line/space. This speed is based on new hardware that doubles the rate of data processing, as well as a rigid structure and rapid positioning axes that allow faster movement. The Dragon is available in fully- or semi-automated configurations. The Loader and Unloader units employ belt-free, vacuum pickup transfer heads and vacuum tables, to support fast movement while eliminating handling damage.

ABOUT CAMTEK

Camtek Ltd. designs, develops, manufactures, and markets technologically advanced and cost-effective, intelligent optical inspection systems and related software products, used to enhance both process and yields for the printed circuit board, semiconductor packaging and microelectronics industries. Camtek is a public company since 2000, with headquarters in Migdal Ha’Emek, Israel and subsidiaries in the U.S., Europe, Japan, and East Asia.

This press release is available at www.camtek.co.il

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

Exhibit 99.2

FOR IMMEDIATE RELEASE

March 21, 2003

CAMTEK CONTACT:
Moshe Amit
+972-4-604-8308
+972-4-604 8300(fax)
mosheamit@camtek.co.il

CAMTEK LTD ANNOUNCES 2002 FOURTH QUARTER & YEAR END RESULTS

Q4 Revenues $4.7 Million Within Adjusted Guidance; Loss Per Share $(0.13)

Year 2002 Revenues $22.6 Million; Loss Per Share $(0.39) Excluding One-Time-Charges
of 1.8 Million for Inventory Write-off Due to Engineering Enhancement,
or $(0.47) Including the One-time Charge

MIGDAL HAEMEK, Israel — MARCH 21, 2003- Camtek Ltd. (NASDAQ:CAMT), today announced results for the fourth quarter and twelve months ending December 31, 2002.

Sales for the fourth quarter of 2002 were $4.7 million, 36% down from $7.3 million in the fourth quarter of 2001, and 34.6% down from $7.2 million in the immediately preceding quarter ended September 30, 2002. Gross profit margin for the fourth quarter of 2002 was 33.9% compared to 40.6% for the fourth quarter of 2001, and 45.2% for the third quarter of 2002 excluding a one-time inventory write-off charge of $1.8 million to account for obsolescent inventory due to engineering enhancements, or 19.9% including this charge.

Net loss for the fourth quarter of 2002 was $(3.4) million, or $(0.13) per share, including an approximately $0.5 million write-off of deferred tax assets. This compares with a net loss of $(2.9) million, or $(0.13) per share, in the fourth quarter of 2001 excluding $0.5 million in reorganization charges, and a loss of $(3.4) million, or $(0.16) per share including these charges. In the third quarter of 2002, Camtek reported a net loss of $(1.3) million, or $(0.05) per share, excluding the $1.8 million one-time charge, or a loss of $(3.1) or $(0.12) per share including this charge.

Sales for the twelve months ended December 31, 2002 were $22.6 million, 48.7% down from $44.1 million for the twelve months ended December 31, 2001. Gross profit margin for the year 2002 was 39.6% excluding the $1.8 million one-time charge and 31.6% including that charge, compared to 50.9% margin in 2001. Net loss for the year was $(9.5) million, or $(0.39) per share, excluding the $1.8 million inventory write-off, and $(11.3) million, or $(0.47) per share, including this write-off. Compared to the twelve months ended December 31, 2001, net profit was $0.47 million, or $0.02 earnings per share, excluding one-time charges of approximately $3.6 million for the acquisition of Inspectech Ltd. and approximately $0.5 million for reorganization charges, and a loss of $(3.7) million, or $(0.17) per share including these charges.

“2002 was a tough year for Camtek, as it was for almost everybody else in the industry,” said Rafi Amit, Camtek’s Chief Executive Officer. “Camtek entered 2002 with an expanded portfolio of new products for its traditional PCB market, as well as for two new industries — Microelectronics and Semiconductor Packaging. While the overall market response to the new products was positive, sales in the two new industries were still insignificant. This can be attributed in part to the need for extended market education, which resulted in long evaluation periods, and to required adjustments in product features and capabilities.”

Mr. Amit continued: “We are convinced of the long-term potential of these markets. History teaches us that companies that enhanced their offerings during a recession became dominant players during recovery. Following this belief, we have made a strategic decision to continue investing R&D resources in these products, while taking ongoing measures to further reduce our expenses”.

Mr. Amit added: “The upward trend, which we saw in our results during the first three quarters of the year, reversed direction in the fourth quarter. However, we believe that this decrease in revenues is a result of order and delivery rescheduling, not a decline in business level. This assumption is supported by a strong backlog for the first quarter of 2003. We estimate our revenues for this quarter to be higher than those for the fourth quarter of 2002, between $5.5÷6.2 million. For the longer term, visibility is still very limited and the markets are sending mixed signals. We are optimistic about a likely turning point sometime in 2003, but are managing the company as if the recession will continue longer”.

Camtek also informed that on March 20, 2003, the Israeli Securities Authority’s staff’s position, as conveyed to Camtek orally, is that, following the transfer of Camtek’s securities to the Nasdaq — SmallCap Market (SCM), Camtek is required to provide disclosure in Israel in accordance with the provisions of Chapter F of the Securities law, 1968 (similar to the requirements of a company listed only on the Tel Aviv Stock Exchange). Based on the advice of its Israeli legal counsel, Camtek believes that, notwithstanding the transfer of its securities to the Nasdaq SmallCap Market, it may continue to report in accordance with the provisions of Chapter E3 of the Securities Law.

ABOUT CAMTEK LTD.
With headquarters in Migdal Ha’emek Israel, Camtek Ltd., designs, develops, manufactures, and markets technologically advanced and cost-effective automated inspection systems and related software products, used to enhance processes and yields for the printed circuit boards, semiconductor packaging and microelectronics industries.

This press release is available at www.camtek.co.il

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

Consolidated Balance Sheets
(in thousands, except share data)

	December 31,
	2001	2002
ASSETS
Current assets:
Cash and cash equivalents	$7,029	$2,898
Marketable securities	13,908	10,912
Accounts receivable-trade (net of allowance of $1,135 and $2,387)	13,818	10,585
Inventories	12,039	12,028
Due from affiliates	374	519
Other current assets	2,555	1,497

Total current assets	49,723	38,439

Fixed assets, net	11,225	10,509
Deferred taxes	306	-

	$61,254	$48,948

LIABILITIES
Current liabilities:
Short-term bank credit	$4,816	$39
Accounts payable	2,857	3,007
Due to Priortech Ltd.	1,114	-
Other current liabilities	6,084	5,196

Total current liabilities	14,871	8,242

Long term loans	55	12
Accrued severance pay, net of amounts funded	307	378

	15,233	8,632

SHAREHOLDERS’ EQUITY
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares,
issued 22,130,798 shares in 2001 and 28,065,038 shares in 2002	112	125
Additional paid-in capital	37,196	43,266
Unearned compensation	(162)	(121)
Accumulated other comprehensive (loss) income:
Unrealized holding (loss) gain on marketable securities	128	(8)
Retained earnings	9,339	(1,953)
Treasury stock, at cost (1,011,619 shares)	(592)	(993)

	46,021	40,316

	$61,254	$48,948

Consolidated Statements of Operations
(in thousands, except per share data)

	Three months ended		Year ended December
	December 31,		31,
	2001	2002	2001	2002
Revenues	$7,315	$4,679	$44,068	$22,593
Cost of revenues	4,344	3,092	21,651	13,641
Write off - Inventory	-	-	-	1,805

Gross profit	2,971	1,587	22,417	7,147

Research and development costs:
Expenses	2,372	1,655	9,017	7,194
Acquired in-process research and development	-	-	3,634	-

Research and development costs	2,372	1,655	12,651	7,194

Selling, general and administrative expenses	3,760	2,735	14,178	11,057
Restructuring expenses	547	-	547	-

Operating expenses	6,679	4,390	27,376	18,251

Operating income (loss)	(3,708)	(2,803)	(4,959)	(11,104)
Financial and other income, net	(198)	(77)	1,400	331

Income (loss) before income taxes	(3,906)	(2,880)	(3,559)	(10,773)
Provision for income taxes	423	(539)	(152)	(519)

Net income (loss)	$(3,483)	$(3,419)	$(3,711)	$(11,292)

Net income (loss) per ordinary share:
Basic	$(0.16)	$(0.13)	$(0.17)	$(0.47)

Diluted	$(0.16)	$(0.13)	$(0.17)	$(0.47)

Weighted average number of ordinary shares
outstanding:
Basic	22,134	27,053	22,043	24,166

Diluted	22,134	27,053	22,043	24,166